

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Kiattipong Arttachariya
Chief Financial Officer
Zapp Electric Vehicles Group Ltd
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

        Re: Zapp Electric Vehicles Group Ltd
            Amendment No. 1 to Registration Statement on Form F-4
            Filed on January 20, 2023
            File No. 333-268857

Dear Kiattipong Arttachariya:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed January 20, 2023

CIIG II's Board of Directors' Reasons for the Approval of the Business Combination, page 26

1.   We note your response to our prior comment 19. Please revise to clarify how the consultations with SAP you mention support the board's conclusions.

Risk Factors
"CIIG II's stockholders will have a reduced ownership......", page 93

2.   We note your revisions in response to prior comment 3 and reissue the comment. Your statement on page 93 indicating that CIIG II's stockholders including the Sponsor will own approximately 40% of the Pubco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination does not appear consistent with the ownership data presented on pages 9, 32, and 101. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 98

3.   We note your revisions on page 102 and that the share amounts include shares to be issued up to $20,000,000. However, it still unclear whether the share amounts disclosed include any shares that may be issued to Zapp's existing shareholders in the event any convertible financing received by Zapp exceeds $20,000,000. Please explain or revise footnote (3).

Comparative per Share Data, page 111

4.   We note your revisions on page 111 in response to prior comment 15. However, it appears to us that book value per share for CIIG II should be calculated by dividing total shareholder's deficit at September 31, 2022 by CIIG II ordinary shares outstanding in permanent equity at September 31, 2022. Please revise or advise.

The Background of the Business Combination, page 118

5.   We note your revisions in response to prior comments 16 and 18. Please revise to clarify the analysis used to determine the initial $500 million valuation initially proposed, as disclosed on page 120. Also revise to clarify how the factors and valuations discussed on pages 126-27 resulted in your conclusions regarding the valuation of Zapp.

Material U.S. Federal Income Tax Considerations, page 146

6.   We note your response to our prior comment 20 but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 146 to state that the discussion reflects the opinion of counsel.

General

7.   We note your response to our prior comment 29. Please quantify the aggregate dollar amount the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination.

8.   We note your response to our prior comment 35 that the registrant is not a party to the agreement. Please address the part of Item 601(b)(10)(i)(B) that requires filing of

agreements where the registrant has a beneficial interest. Please also revise wherever applicable to explain the reasons for these agreements.

9. We note your response to our prior comment 48. If there was no dialogue between you and the IPO underwriters regarding the reasons why the IPO underwriters waived their fees and you did not seek out the reasons why, despite having already completed their services, please indicate so in your registration statement.

10. We note your response to our prior comment 49. Please describe in these sections the Trend Information you reference throughout your prospectus so that investors do not have to piece together significant aspects of your business, operations and share capital from multiple locations in your document.

11. We note the use of "as of the date hereof" in your response to prior comment 36. Please continue to update your response to this comment and disclosure to reflect any developments related to the concerns of this comment.

    You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Rachel Wong